Exhibit 3.8

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The preparation and presentation of the consolidated financial statements of METRO INC. and the other financial information contained in this Annual Report are the responsibility of management. This responsibility is based on a judicious choice of appropriate accounting principles and policies, the application of which requires making estimates and informed judgements. It also includes ensuring that the financial information in the Annual Report is consistent with the consolidated financial statements. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards and were approved by the Board of Directors.

METRO INC. maintains accounting systems and internal controls over the financial reporting process which, in the opinion of management, provide reasonable assurance regarding the accuracy, relevance and reliability of financial information and the well-ordered, efficient management of the Corporation’s affairs.

The Board of Directors fulfills its duty to oversee management in the performance of its financial reporting responsibilities and to review the consolidated financial statements and Annual Report, principally through its Audit Committee. This Committee is comprised solely of directors who are independent of the Corporation and is also responsible for making recommendations for the nomination of external auditors. Also, it holds periodic meetings with members of management as well as internal and external auditors to discuss internal controls, auditing matters and financial reporting issues. The external and internal auditors have access to the Committee without management. The Audit Committee has reviewed the consolidated financial statements and Annual Report of METRO INC. and recommended their approval to the Board of Directors.

The enclosed consolidated financial statements were audited by Ernst & Young LLP and their report indicates the extent of their audit and their opinion on the consolidated financial statements.

Eric R. La Flèche	François Thibault
President and Chief Executive Officer	Executive Vice President,
Chief Financial Officer and Treasurer

December 9, 2016

INDEPENDENT AUDITORS’ REPORT

To the shareholders of METRO INC.

We have audited the accompanying consolidated financial statements of METRO INC., which comprise the consolidated statements of financial position as at September 24, 2016 and September 26, 2015, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of METRO INC. as at September 24, 2016 and September 26, 2015 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Montréal, Canada
November 15, 2016

[1]	CPA auditor, CA, public accountancy permit no. A120803

A member firm of Ernst & Young Global Limited

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Annual Consolidated Financial Statements

METRO INC.

September 24, 2016

Consolidated statements of income

Years ended September 24, 2016 and September 26, 2015

(Millions of dollars, except for net earnings per share)

	2016	2015
Sales (notes 6 and 26)	12,787.9	12,223.8
Cost of sales and operating expenses (notes 6 and 26)	(11,856.6)	(11,366.0)

Operating income before depreciation and amortization and associate’s earnings	931.3	857.8
Depreciation and amortization (note 6)	(182.8)	(177.0)
Financial costs, net (note 6)	(61.4)	(58.7)
Early redemption fees (note 6)	—	(5.9)
Share of an associate’s earnings (notes 6 and 10)	91.1	64.3

Earnings before income taxes	778.2	680.5
Income taxes (note 7)	(192.0)	(161.2)

Net earnings	586.2	519.3

Attributable to:
Equity holders of the parent	571.5	506.1
Non-controlling interests	14.7	13.2

	586.2	519.3

Net earnings per share (Dollars) (notes 8 and 21)
Basic	2.41	2.03
Fully diluted	2.39	2.01

See accompanying notes

Consolidated statements of comprehensive income

Years ended September 24, 2016 and September 26, 2015

(Millions of dollars)

	2016	2015
Net earnings	586.2	519.3
Other comprehensive income
Items that will not be reclassified to net earnings
Changes in defined benefit plans
Actuarial gains (losses)	(90.7)	7.4
Asset ceiling effect	(0.9)	5.1
Minimum funding requirement	0.6	(1.2)
Share of an associate’s other comprehensive income	(0.7)	0.2
Corresponding income taxes	24.3	(3.0)

	(67.4)	8.5

Items that will be reclassified later to net earnings
Share of an associate’s other comprehensive income	(0.6)	5.8
Corresponding income taxes	0.1	(0.8)

	(0.5)	5.0

	(67.9)	13.5

Comprehensive income	518.3	532.8

Attributable to:
Equity holders of the parent	503.6	519.6
Non-controlling interests	14.7	13.2

	518.3	532.8

See accompanying notes

Consolidated statements of financial position

As at September 24, 2016 and September 26, 2015

(Millions of dollars)

	2016	2015
ASSETS
Current assets
Cash and cash equivalents	27.5	21.5
Accounts receivable (notes 15 and 26)	306.4	290.6
Inventories (note 9)	827.5	824.2
Prepaid expenses	19.7	18.9
Current taxes	11.9	13.1

	1,193.0	1,168.3
Assets held for sale	—	4.6

	1,193.0	1,172.9
Non-current assets
Investment in an associate (note 10)	396.5	315.3
Fixed assets (note 11)	1,594.8	1,473.2
Investment properties (note 12)	25.7	25.7
Intangible assets (note 13)	391.7	379.2
Goodwill (note 14)	1,955.4	1,931.5
Deferred taxes (note 7)	9.4	30.7
Defined benefit assets (note 23)	7.5	25.9
Other assets (note 15)	32.1	32.7

	5,606.1	5,387.1

LIABILITIES AND EQUITY
Current liabilities
Bank loans (note 16)	1.4	0.9
Accounts payable (notes 17 and 26)	1,012.8	999.4
Current taxes	35.2	43.3
Provisions (note 18)	2.6	3.7
Current portion of debt (note 19)	15.5	16.5

	1,067.5	1,063.8
Non-current liabilities
Debt (note 19)	1,231.0	1,145.1
Defined benefit liabilities (note 23)	160.7	97.9
Provisions (note 18)	2.8	4.3
Deferred taxes (note 7)	193.9	187.4
Other liabilities (note 20)	12.2	10.1
Non-controlling interests (note 28)	244.8	221.3

	2,912.9	2,729.9

Equity
Attributable to equity holders of the parent	2,680.6	2,643.4
Attributable to non-controlling interests	12.6	13.8

	2,693.2	2,657.2

	5,606.1	5,387.1

Commitments and contingencies (notes 24 and 25)

See accompanying notes

On behalf of the Board:

ERIC R. LA FLÈCHE	MICHEL LABONTÉ
Director	Director

Consolidated statements of changes in equity

Years ended September 24, 2016 and September 26, 2015

(Millions of dollars)

	Attributable to the equity holders of the parent
	Capital stock (note 21)	Treasury shares (note 21)	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total	Non- controlling interests	Total equity
Balance as at September 26, 2015	579.0	(18.5)	18.0	2,059.7	5.2	2,643.4	13.8	2,657.2
Net earnings	—	—	—	571.5	—	571.5	14.7	586.2
Other comprehensive income	—	—	—	(67.4)	(0.5)	(67.9)	—	(67.9)

Comprehensive income	—	—	—	504.1	(0.5)	503.6	14.7	518.3

Stock options exercised	12.4	—	(2.1)	—	—	10.3	—	10.3
Shares redeemed	(20.4)	—	—	—	—	(20.4)	—	(20.4)
Share redemption premium	—	—	—	(310.9)	—	(310.9)	—	(310.9)
Acquisition of treasury shares	—	(7.1)	—	—	—	(7.1)	—	(7.1)
Share-based compensation cost	—	—	8.5	—	—	8.5	—	8.5
Performance share units settlement	—	5.1	(5.2)	(0.1)	—	(0.2)	—	(0.2)
Dividends (note 22)	—	—	—	(127.1)	—	(127.1)	(12.6)	(139.7)
Share of an associate’s equity	—	—	0.1	0.6	—	0.7	—	0.7
Change in fair value of non-controlling interests liability (note 28)	—	—	—	(21.0)	—	(21.0)	(2.5)	(23.5)
Sale of shares in joint ventures	—	—	—	—	—	—	0.3	0.3
Repurchase of shares in joint ventures	—	—	—	0.8	—	0.8	(1.1)	(0.3)

	(8.0)	(2.0)	1.3	(457.7)	—	(466.4)	(15.9)	(482.3)

Balance as at September 24, 2016	571.0	(20.5)	19.3	2,106.1	4.7	2,680.6	12.6	2,693.2

See accompanying notes

Consolidated statements of changes in equity

Years ended September 24, 2016 and September 26, 2015

(Millions of dollars)

	Attributable to the equity holders of the parent
	Capital stock (note 21)	Treasury shares (note 21)	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total	Non- controlling interests	Total equity
Balance as at September 27, 2014	599.2	(15.2)	15.8	2,068.6	0.2	2,668.6	15.5	2,684.1
Net earnings	—	—	—	506.1	—	506.1	13.2	519.3
Other comprehensive income	—	—	—	8.5	5.0	13.5	—	13.5

Comprehensive income	—	—	—	514.6	5.0	519.6	13.2	532.8

Stock options exercised	9.9	—	(1.8)	—	—	8.1	—	8.1
Shares redeemed	(30.1)	—	—	—	—	(30.1)	—	(30.1)
Share redemption premium	—	—	—	(387.9)	—	(387.9)	—	(387.9)
Acquisition of treasury shares	—	(7.0)	—	—	—	(7.0)	—	(7.0)
Share-based compensation cost	—	—	7.8	—	—	7.8	—	7.8
Performance share units settlement	—	3.7	(3.8)	(0.2)	—	(0.3)	—	(0.3)
Dividends (note 22)	—	—	—	(111.9)	—	(111.9)	(8.6)	(120.5)
Change in fair value of non-controlling interests liability (note 28)	—	—	—	(24.7)	—	(24.7)	(4.4)	(29.1)
Repurchase of shares in joint ventures	—	—	—	1.2	—	1.2	(1.9)	(0.7)

	(20.2)	(3.3)	2.2	(523.5)	—	(544.8)	(14.9)	(559.7)

Balance as at September 26, 2015	579.0	(18.5)	18.0	2,059.7	5.2	2,643.4	13.8	2,657.2

See accompanying notes

Consolidated statements of cash flows

Years ended September 24, 2016 and September 26, 2015

(Millions of dollars)

	2016	2015
Operating activities
Earnings before income taxes	778.2	680.5
Non-cash items
Share of an associate’s earnings	(91.1)	(64.3)
Depreciation and amortization	182.8	177.0
Loss on disposal and write-offs of fixed and intangible assets, investment properties and assets held for sale	1.9	0.6
Impairment losses on fixed and intangible assets and assets held for sale	0.8	10.5
Impairment loss reversals on fixed and intangible assets	(5.0)	(4.4)
Share-based compensation cost	8.5	7.8
Difference between amounts paid for employee benefits and current period cost	(13.5)	(4.2)
Early redemption fees	—	5.9
Financial costs, net	61.4	58.7

	924.0	868.1
Net change in non-cash working capital items	(9.1)	10.6
Interest paid	(60.6)	(58.1)
Income taxes paid	(146.9)	(142.3)

	707.4	678.3

Investing activities
Business acquisitions (note 5)	(35.0)	—
Repurchase and sale of shares in joint ventures	—	(0.7)
Net change in other assets	0.6	(3.2)
Dividends from an associate	9.4	6.4
Additions to fixed assets	(278.0)	(220.0)
Disposals of fixed assets and investment properties	10.3	3.2
Additions to intangible assets	(35.6)	(38.8)

	(328.3)	(253.1)

Financing activities
Net change in bank loans	0.5	(0.6)
Shares issued (note 21)	10.3	8.1
Shares redeemed (note 21)	(331.3)	(418.0)
Acquisition of treasury shares (note 21)	(7.1)	(7.0)
Performance share units cash settlement	(0.2)	(0.3)
Increase in debt	222.3	701.8
Repayment of debt	(142.6)	(611.3)
Net change in other liabilities	2.1	(0.5)
Dividends (note 22)	(127.1)	(111.9)

	(373.1)	(439.7)

Net change in cash and cash equivalents	6.0	(14.5)
Cash and cash equivalents – beginning of year	21.5	36.0

Cash and cash equivalents – end of year	27.5	21.5

See accompanying notes

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

1.	DESCRIPTION OF BUSINESS

METRO INC. (the Corporation) is a company incorporated under the laws of Québec. The Corporation is one of Canada’s leading food retailers and distributors and operates a network of supermarkets, discount stores and drugstores. Its head office is located at 11011 Maurice-Duplessis Blvd., Montréal, Québec, Canada, H1C 1V6. Its various components constitute a single operating segment.

2.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements, in Canadian dollars, have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared within the reasonable limits of materiality, on a historical cost basis, except for certain financial instruments and defined benefit plan assets measured at fair value and defined benefit obligations measured at present value. The significant accounting policies are summarized below:

Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries, as well as those of structured entities (note 4). All intercompany transactions and balances were eliminated on consolidation.

Sales recognition

Sales come essentially from the sale of goods. Retail sales made by corporate stores and stores that are structured entities are recognized at the time of sale to the customer, and sales to affiliated stores and other customers when the goods are delivered. Rebates granted by the Corporation are recorded as a reduction in sales.

Recognition of considerations from vendors

Cash considerations from vendors are considered as an adjustment to the vendor’s product pricing and are therefore characterized as a reduction of cost of sales and related inventories when recognized in the consolidated financial statements.

Loyalty programs

The Corporation has two loyalty programs.

The first program, for which the Corporation acts as an agent, belongs to a third party and its cost is recorded as a reduction in sales at the time of sale to the customer.

The second program belongs to the Corporation. At the time of a sale to the customer, part of it is recorded as deferred revenue equal to the fair value of the program’s issued points. This fair value is determined based on the exchange value of the points awarded and the expected redemption rate which are regularly remeasured. The deferred revenue is included in accounts payable and recognized as sales when the points are redeemed.

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, the Corporation’s functional currency. Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. At each closing, monetary items denominated in foreign currency are translated using the exchange rate at the closing date. Non-monetary items that are measured at historical cost in foreign currency are translated using the exchange rate at the date of the transaction. Gains or losses resulting from currency translations are recognized in net earnings.

Income taxes

Current tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to determine these amounts are those that are enacted or substantively enacted by tax authorities by the closing date.

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

The Corporation follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are accounted for based on estimated taxes recoverable or payable that would result from the recovery or settlement of the carrying amount of assets and liabilities. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to be in effect when the temporary differences are expected to reverse. Changes in these amounts are included in current net earnings in the period in which they occur. The carrying amount of deferred tax assets is reviewed at every closing date and reduced to the extent that it is no longer probable that sufficient earnings will be available to allow all or part of the deferred tax assets to be utilized.

Income tax relating to items recognized directly in equity is recognized in equity.

Share-based payment

A share-based compensation expense is recognized for the stock option and performance share unit (PSU) plans offered to certain employees as well as a deferred share unit (DSU) plan offered to directors.

Stock option awards vest gradually over the vesting term and each tranche is considered as a separate award. The value of the remuneration expense is calculated based on the fair value of the stock options at the option grant date and using the Black-Scholes valuation model. The compensation expense is recognized over the vesting term of each tranche.

The compensation expense for the PSU plan is determined based on the market value of the Corporation’s Common Shares at grant date. Compensation expense is recognized on a straight-line basis over the vesting period. The impact of any changes in the number of PSUs is recorded in the period where the estimate is revised. The grant qualifies as an equity instrument.

The compensation expense and corresponding liability for the DSU plan are recognized on the grant date and determined based on the grant-date market value of the Corporation’s Common Shares. The DSU liability is included in accounts payable and periodically adjusted to reflect any changes in the stock market valuation of the Corporation’s Common Shares.

Net earnings per share

Basic net earnings per share are calculated by dividing the net earnings attributable to equity holders of the parent by the weighted average number of Common Shares outstanding during the year. For the fully diluted net earnings per share, the net earnings attributable to equity holders of the parent and the weighted average number of Common Shares outstanding are adjusted to reflect all potential dilutive shares.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, highly liquid investments (with an initial term of three months or less) and outstanding deposits. They are classified as “Financial assets at fair value through net earnings” and measured at fair value, with revaluation at the end of each period. Resulting gains or losses are recorded in net earnings.

Accounts receivable

Accounts receivable and loans to certain customers are classified as “Loans and receivables”. After their initial fair value measurement, they are measured at amortized cost using the effective interest method. For the Corporation, the measured amount generally corresponds to cost.

Inventories

Inventories are valued at the lower of cost and net realizable value. Warehouse inventories cost is determined by the average cost method net of certain considerations received from vendors. Retail inventories cost is valued at the retail price less the gross margin and certain considerations received from vendors. All costs incurred in bringing the inventories to their present location and condition are included in the cost of warehouse and retail inventories.

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

Assets held for sale

Non-current assets are classified as assets held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the sale must be highly probable, assets must be available for immediate sale in their present condition, and management must be committed to a plan to sell assets that should be expected to close within one year from the date of classification. Assets held for sale are recognized at the lower of their carrying amount and fair value less costs to sell. They are not depreciated.

Investment in an associate

The Corporation’s investment in its associate is accounted for using the equity method. An associate is an entity in which the Corporation has significant influence.

Investment in a joint venture

The Corporation has an interest in a joint venture, whereby the venturers have a contractual agreement that establishes joint control over the economic activities of the entity. This investment is accounted for using the equity method and is presented in other assets. The Corporation’s share in the joint venture’s earnings is recorded in the cost of sales and operating expenses.

Fixed assets

Fixed assets are recorded at cost. Principal components of a fixed asset with different useful lives are depreciated separately. Buildings and equipment are depreciated on a straight-line basis over their useful lives. Leasehold improvements are depreciated on a straight-line basis over the shorter of their estimated useful lives or the remaining lease term. The depreciation method and estimate of useful lives are reviewed annually.

Buildings	20 to 50 years
Equipment	3 to 20 years
Leasehold improvements	5 to 20 years

Leases

Leases are classified as finance leases if substantially all risks and rewards incidental to ownership are transferred to the lessee. At the moment of initial recognition, the lessee records the leased item as an asset at the lower of the fair value of the asset and the present value of the minimum lease payments. A corresponding liability to the lessor is recorded in the consolidated statement of financial position as a finance lease obligation. In subsequent periods, the asset is depreciated on a straight-line basis over the term of the lease and interest on the obligation is expensed through net earnings.

Leases are classified as operating leases if substantially all risks and rewards incidental to ownership are not transferred to the lessee. The lease payments are recognized as an expense on a straight-line basis over the lease term.

Investment properties

Investment properties are held for capital appreciation and to earn rentals. They are not occupied by the owner for its ordinary activities. They are recognized at cost. Principal components, except for land which is not depreciated, are depreciated on a straight-line basis over their respective useful lives which vary from 20 to 50 years. The depreciation method and estimates of useful lives are reviewed annually.

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

Intangible assets

Intangible assets with finite useful lives are recorded at cost and amortized on a straight-line basis over their useful lives. The amortization method and estimates of useful lives are reviewed annually.

Leasehold rights	20 to 40 years
Software	3 to 7 years
Retail network retention premiums	5 to 30 years
Customer relationships	10 years

The banners that the Corporation intends to keep and operate, the private labels for which it continues to develop new products and the loyalty programs it intends to maintain qualify as intangible assets with indefinite useful lives. They are recorded at cost and not amortized.

Goodwill

Goodwill, which represents the excess of purchase price over the fair value of the acquired enterprise’s identifiable net assets at the date of acquisition, is recognized at cost and is not amortized.

Impairment of non financial assets

At each reporting date, the Corporation must determine if there is any indication of depreciation of its fixed assets, intangible assets with finite useful lives, investment properties and investment in an associate. If any indication exists, the Corporation has to test the assets for impairment. Impairment testing of intangible assets with indefinite useful lives and goodwill is to be done at least annually, regardless of any indication of depreciation.

Impairment testing is conducted at the level of the asset itself, a cash generating unit (CGU) or group of CGUs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each store is a separate CGU. Impairment testing of warehouses is conducted at the level of the different groups of CGUs. As for goodwill and corporate assets that cannot be allocated wholly to a single CGU, impairment testing is conducted at the level of the unique operating segment. Impairment testing of investment properties, investment in an associate, banners, private labels and loyalty programs is conducted at the level of the asset itself.

To test for impairment, the carrying amount of an asset, CGU or group of CGUs is compared with its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. The value in use corresponds generally to the pre-tax cash flow projections from the management-approved budgets for the next fiscal year. These projections reflect past experience and are discounted at a pre-tax rate corresponding to the expected market rate for this type of investment. The recoverable amount of investment properties, investment in an associate, banners, private labels and loyalty programs is these assets’ fair value less costs of disposal. If the carrying amount exceeds the recoverable amount, an impairment loss in the amount of the excess is recognized in net earnings. CGU or group of CGUs’ impairment losses are allocated pro rata to the assets of the CGU or group of CGUs, without however reducing the carrying amount of the assets below the highest of their fair value less costs of disposal, their value in use, and zero.

Except for goodwill, any reversal of an impairment loss is recognized immediately in net earnings. A reversal of an impairment loss for a CGU or group of CGUs is allocated pro rata to the assets of the CGU or group of CGUs. The recoverable amount of an asset increased by a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment loss had been recognized for the asset in prior years.

Deferred financing costs

Financing costs related to debt are deferred and amortized using the effective interest method over the term of the corresponding loans. When one of these loans is repaid, the corresponding financing costs are charged to net earnings.

Employee benefits

Employee benefits include short-term employee benefits which correspond to wages and fringe benefits and are recognized immediately in net earnings as are termination benefits which are also recorded as a liability when the Corporation cannot withdraw the offer of termination.

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

Employee benefits also include post-employment benefits which comprise pension benefits (both defined benefit and defined contribution plans) and ancillary benefits such as post-employment life and medical insurance. Employee benefits also comprise other long-term benefits, namely long-term disability benefits not covered by insurance plans and ancillary benefits provided to employees on long-term disability. Assets and obligations related to employee defined benefit plans, ancillary retirement benefits and other long-term benefits plan are accounted for using the following accounting policies:

•	Defined benefit obligations and the cost of pension, ancillary retirement benefits and other long-term benefits earned by participants are determined from actuarial calculations according to the projected credit unit method. The calculations are based on management’s best assumptions relating to salary escalation, retirement age of participants, inflation and expected health care costs.

•	Defined benefit obligations are discounted using high-quality corporate bond yield rates with cash flows that match the timing and amount of expected benefit payments.

•	Defined benefit plan assets or liabilities recognized in the consolidated statement of financial position correspond to the difference between the present value of defined benefit obligations and the fair value of plan assets. Plan assets are measured at fair value. In the case of a surplus funded plan, these assets are limited at the lesser of the actuarial value determined for accounting purposes or the value of the future economic benefit by way of surplus refunds or contribution holidays. Furthermore, an additional liability could be recorded when minimum funding requirements for past services exceed economic benefits available.

•	The interest expense on defined benefit obligations, on the asset ceiling and on the minimum funding requirement is net of interest income on plan assets, which is calculated by applying the same rate used to evaluate the obligations, and is recognized as financing costs.

•	Actuarial gains or losses on pension plans and ancillary post-employment benefits arise from changes to current year end actuarial assumptions used to determine the defined benefit obligations. They also arise from variances between the experience adjustments of the plans for the current year and the assumptions defined at the end of the previous fiscal year to determine the employee benefit expense for the current fiscal year and the defined benefit obligations at the previous fiscal year end.

•	Remeasurements of defined benefit net liabilities include actuarial gains or losses, the yield on plan assets, and asset ceiling and minimum funding requirement changes, excluding the amount already recorded in net interest. Remeasurements are recognized under other comprehensive income during the period in which they occur and reclassified from accumulated other comprehensive income to retained earnings at the end of each period.

•	Actuarial gains or losses to other long-term employee benefits are recognized in full immediately in net earnings.

•	Past service amendment costs are recognized immediately in net earnings.

•	Defined contribution plan costs, including those of multi-employer plans, are recorded when the contributions are due. As sufficient information to reliably determine multi-employer defined benefit plan obligations and assets is not available and as there is no actuarial valuation according to IFRS, these plans are accounted for as defined contribution plans. In 2015, Québec’s legislation governing multi-employer negotiated contribution pension plans was amended, clarifying that employer participation is limited to the negotiated contributions. The vast majority of the Corporation’s contributions to multi-employer plans are paid into the Canadian Commercial Workers Industry Pension Plan (CCWIPP). The Corporation and its franchisees represent approximately 25% of the Plan’s total number of participants. In 2015, a long-term agreement to ensure the plan’s sustainability was signed, whereby the Corporation agreed to increase its rate of contribution to the CCWIPP over the coming fiscal years.

Provisions

Provisions are recognized when the Corporation has a present obligation (legal or constructive) resulting from a past event, will likely have to settle the obligation and the amount of which can be reliably estimated. The amount recognized as provision is the best estimate of the expense required to settle the present obligation at the closing date. When a provision is measured based on estimated cash flows required to settle the present obligation, its carrying amount is the discounted value of these cash flows.

Present obligations resulting from onerous contracts are accounted for and measured as provisions. A contract is said to be onerous when the costs involved in fulfilling the terms and conditions of the contract are higher than the contract’s expected economic benefits.

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

Other financial liabilities

Bank loans, accounts payable, revolving credit facility, notes and loans payable are classified as “Other financial liabilities”. After their initial fair value measurement, they are measured at amortized cost using the effective interest method. For the Corporation, the measured amount generally corresponds to cost.

Non-controlling interests

Non-controlIing interests are generally recognized in equity. However, with respect to its interests in Adonis, Phoenicia and Première Moisson, the Corporation has the option to buy out the minority interests and the minority shareholders in these companies have the option to be bought out by the Corporation under certain conditions as of the options’ exercisable dates. Given these options, the non-controlling interests become a financial liability that is classified as “Financial liabilities held for trading” and measured at fair value. Gains or losses resulting from the revaluation at the end of each period recorded in net earnings or in retained earnings. The Corporation elected to record them in retained earnings.

Derivative financial instruments

In accordance with its risk management strategy, the Corporation uses derivative financial instruments for hedging purposes. On inception of a hedging relationship, the Corporation indicates whether or not it will apply hedge accounting to the relationship. Should there be any, the Corporation formally documents several factors, such as the election to apply hedge accounting, the hedged item, the hedging item, the risks being hedged and the term over which the relationship is expected to be effective, as well as risk management objectives and strategy.

The effectiveness of the hedging relationship is measured at its inception to determine whether it will be highly effective over the term of the relationship and assessed periodically to ensure that hedge accounting is still appropriate. The results of these assessments are formally documented.

The Corporation uses foreign exchange forward contracts and cross currency interest rate swaps. Given their short-term maturity, the Corporation elected not to apply hedge accounting. These derivative financial instruments are classified as “Financial assets or liabilities at fair value through net earnings” and measured at fair value with revaluation at the end of each period. Resulting gains or losses are recorded in net earnings.

Fair value measurements hierarchy

Fair value measurements of assets and liabilities recognized at fair value in the consolidated statements of financial position or whose fair value is presented in the notes to the consolidated financial statements are categorized in accordance with the following hierarchy:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices);

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Fiscal year

The Corporation’s fiscal year ends on the last Saturday of September. The fiscal years ended September 24, 2016 and September 26, 2015 included 52 weeks of operations.

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

3.	NEW ACCOUNTING POLICIES

ADOPTED IN 2016

Presentation of financial statements

In fiscal 2016, the Corporation elected early adoption of the amendments to IAS 1 “Presentation of Financial Statements“. The amendments clarified materiality, order of notes to financial statements, disclosure of accounting policies as well as aggregation and disaggregation of items presented in the financial statements. In the consolidated statements of financial position, the Corporation has aggregated the various equity items.

ISSUED BUT NOT YET EFFECTIVE

Financial instruments

IFRS 9 “Financial Instruments” replaces IAS 39 “Financial Instruments: Recognition and Measurement” and includes the following significant changes:

•	a single approach to determine whether a financial asset is measured at amortized cost or fair value;

•	a new hedge accounting model to enable financial statement users to better understand an entity’s risk exposure and its risk management activities;

•	a new impairment model for financial assets based on expected credit losses.

IFRS 9 shall be applied to fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Corporation will assess, in due course, the impact of this new standard on its consolidated financial statements.

Revenue from contracts with customers

IFRS 15 “Revenue from Contracts with Customers” replaces IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and related interpretations. Under IFRS 15, revenue is recognized when control of the goods or services is transferred to the customer rather than when the significant risks and rewards are transferred. The new standard also requires additional disclosures through notes to financial statements. IFRS 15 shall be applied to fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Corporation will assess, in due course, the impact of this new standard on its consolidated financial statements.

Leases

IFRS 16 “Leases” replaces IAS 17 “Leases” and related interpretations. Under IFRS 16, which provides a single model for leases abolishing the current distinction between finance leases and operating leases, most leases will be recognized in the statement of financial position. Certain exemptions will apply for short-term leases and leases of low-value assets. IFRS 16 shall be applied to fiscal years beginning on or after January 1, 2019. Earlier application is permitted under certain conditions. The Corporation will assess, in due course, the impact of this new standard on its consolidated financial statements.

4.	SIGNIFICANT JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the recognition and valuation of assets, liabilities, sales, other income and expenses. These estimates and assumptions are based on historical experience and other factors deemed relevant and reasonable and are reviewed at every closing date. The use of different estimates could produce different amounts in the consolidated financial statements. Actual results may differ from these estimates.

JUDGEMENTS

In applying the Corporation’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Consolidation of structured entities

The Corporation has no voting rights in certain food stores. However, the franchise contract gives it the ability to control these stores’ main activities. Its decisions are not limited to protecting its trademarks. The Corporation retains the majority of stores’ profits and losses. For these reasons, the Corporation consolidates these food stores in its financial statements.

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

The Corporation has no voting rights in the trust created for PSU plan participants. However, under the trust agreement, it instructs the trustee as to the sale and purchase of Corporation shares and payments to beneficiaries, gives the trustee money to buy Corporation shares, assumes vesting variability, and ensures that the trust holds a sufficient number of shares to meet its obligations to the beneficiaries. For these reasons, the Corporation consolidates this trust in its financial statements.

The Corporation also has an agreement with a third party that operates a plant exclusively for the needs and according to the specifications of the Corporation, which assumes all costs. For these reasons, the Corporation consolidates it in the Corporation’s financial statements.

Investment in an associate

The Corporation holds less than 20% of the voting rights in an associate, but one of its representatives sits on the associate’s Board of Directors and is involved in financial and operating policy decisions. Management has concluded that the Corporation exercises significant influence over the associate; so the Corporation in its consolidated financial statements, accounts for its investment in the associate using the equity method.

ESTIMATES

The assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the value of assets and liabilities within the next period, are discussed below:

Impairment of assets

In testing for impairment of intangible assets with indefinite useful lives and goodwill, value in use and fair value less costs of disposal are estimated using the discounted future cash flows model, the capitalized excess earnings before financial costs and taxes (EBIT) and royalty-free licence methods. These methods are based on various assumptions, such as the future cash flows estimate, excess EBIT, royalty rates, discount rate, earnings multiples and growth rate. The key assumptions are disclosed in notes 13 and 14.

Pension plans and other plans

Defined pension plans, ancillary retirements and other long-term benefits obligations and costs associated to these obligations are determined from actuarial calculations according to the projected credit unit method. These calculations are based on management’s best assumptions relating to salary escalation, retirement age of participants, inflation rate and expected health care costs. The key assumptions are disclosed in note 23.

Non-controlling interests

The non-controlling interest-related liability is calculated in relation to the price to be paid by the Corporation for the non-controlling interest, which price is based mainly on the future earnings of Adonis, Phoenicia and Première Moisson as of the date the options will become exercisable. Given the uncertainty associated with the estimation of these future earnings, the Corporation used, at the end of the fiscal year, its most probable estimate and various other assumptions, including the discount rate, growth rate and capital investments. Additional information is presented in note 28.

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

5.	BUSINESS ACQUISITIONS

In 2016, the Corporation acquired the assets of three affiliated stores in Québec which it already supplied, and of a food store from a competitor in Ontario. The total purchase price was $35.3, with a remaining balance of $0.3 to be paid as at September 24, 2016. The acquisition of these stores was accounted for using the purchase method. The stores’ results have been consolidated as of their respective acquisition dates. The final total purchase price allocation was as follows:

Net assets acquired at their fair value
Inventories	3.0
Fixed assets	9.1
Goodwill	23.1
Deferred tax assets	0.1

35.3

Cash consideration	35.0
Balance due	0.3

35.3

The goodwill from the acquisitions correspond to the additional contribution expected from the stores in Québec and to an increase in customers buying from the new food store in Ontario. In the goodwill’s tax treatment, 75% of the goodwill is treated as eligible assets with related tax deductions and 25% as non-deductible.

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

6.	ADDITIONAL INFORMATION ON THE NATURE OF EARNINGS COMPONENTS

	2016	2015
Sales	12,787.9	12,223.8
Cost of sales and operating expenses
Cost of sales	(10,271.1)	(9,813.5)
Wages and fringe benefits	(697.8)	(686.8)
Employee benefits expense (note 23)	(77.8)	(69.7)
Rents and occupancy charges	(420.7)	(409.6)
Others	(389.2)	(386.4)

	(11,856.6)	(11,366.0)

Operating income before depreciation and amortization and associate’s earnings	931.3	857.8

Depreciation and amortization
Fixed assets (note 11)	(156.3)	(150.1)
Investment properties (note 12)	—	(0.1)
Intangible assets (note 13)	(26.5)	(26.8)

	(182.8)	(177.0)

Financing costs, net
Current interest	(5.8)	(4.1)
Non-current interest	(54.4)	(51.1)
Interests on defined benefit obligations net of plan assets (note 23)	(3.7)	(4.3)
Amortization of deferred financing costs	(0.9)	(1.0)
Interest income	3.7	2.2
Passage of time	(0.3)	(0.4)

	(61.4)	(58.7)

Early redemption fees	—	(5.9)

Share of an associate’s earnings	91.1	64.3

Earnings before income taxes	778.2	680.5

Early redemption fees of $5.9 were recorded following the repayment of the Series A Notes in 2015.

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

7.	INCOME TAXES

The effective income tax rates were as follows:

(Percentage)	2016	2015
Combined statutory income tax rate	26.8	26.9
Changes
Share of an associate’s earnings	(1.7)	(1.4)
Others	(0.4)	(1.8)

	24.7	23.7

The main components of the income tax expense were as follows:

Consolidated income statements

	2016	2015
Current
Current tax expense	139.6	114.5
Deferred
Adjustment related to temporary differences	52.4	46.7

	192.0	161.2

Consolidated comprehensive income statements

	2016	2015
Deferred tax related to items reported directly in other comprehensive income during the year
Changes in defined benefit plans
Actuarial gains (losses)	(24.1)	1.9
Asset ceiling effect	(0.2)	1.4
Minimum funding requirement	0.1	(0.3)
Share of an associate’s other comprehensive income	(0.2)	0.8

	(24.4)	3.8

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

Deferred income taxes reflect the net tax impact of temporary differences between the value of assets and liabilities for accounting and tax purposes. The main components of the deferred tax expense and deferred tax assets and liabilities were as follows:

	Consolidated statements of financial position		Consolidated statements of income

	As at September 24, 2016	As at September 26, 2015	2016	2015
Accrued expenses, provisions and other reserves that are tax-deductible only at the time of disbursement	6.4	8.5	(2.1)	3.7
Deferred tax losses	5.3	1.1	4.2	(2.5)
Inventories	(10.5)	(9.7)	(0.8)	(0.2)
Employee benefits	39.1	17.3	(2.4)	(0.8)
Investment in an associate	(52.7)	(41.9)	(10.9)	(7.9)
Difference between net carrying value and tax value
Fixed assets	(75.0)	(39.6)	(35.7)	(34.3)
Investment properties	0.6	0.6	—	(0.1)
Intangible assets	(57.6)	(55.9)	(1.7)	0.2
Goodwill	(40.1)	(37.1)	(3.0)	(4.8)

	(184.5)	(156.7)	(52.4)	(46.7)

Deferred tax assets	9.4	30.7
Deferred tax liabilities	(193.9)	(187.4)

	(184.5)	(156.7)

8.	NET EARNINGS PER SHARE

Basic net earnings per share and fully diluted net earnings per share were calculated using the following number of shares:

(Millions)	2016	2015
Weighted average number of shares outstanding – Basic	237.1	248.9
Dilutive effect under:
Stock option plan	1.5	1.6
Performance share unit plan	0.7	0.7

Weighted average number of shares outstanding – Fully diluted	239.3	251.2

9.	INVENTORIES

	2016	2015
Wholesale inventories	380.4	369.2
Retail inventories	447.1	455.0

	827.5	824.2

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

10.	INVESTMENT IN AN ASSOCIATE

The Corporation has a 5.7% (5.7% in 2015) interest in a publicly traded associate in the convenience store industry, which is Alimentation Couche-Tard. The investment associate’s fair value, corresponding to its quoted market value, was $2,114.7 as at September 24, 2016 ($2,006.1 as at September 26, 2015). The Corporation categorized the fair value measurement in Level 1, as it is derived from quoted prices in active markets.

The associate’s consolidated financial statements reporting date is the last Sunday of April of every year. The Corporation applied the equity method, using the associate’s most recent condensed consolidated financial statements in US$ as at July 17, 2016 (July 19, 2015).

The summarized financial information, according to the associate’s consolidated statements of financial position converted at the exchange rate at the reporting date, was as follows:

	As at July 17, 2016	As at July 19, 2015
Current assets	3,812.4	3,966.4
Non-current assets	12,373.2	10,524.2
Current liabilities	(3,439.8)	(3,273.2)
Non-current liabilities	(5,922.1)	(5,754.9)

Net assets of the associate	6,823.7	5,462.5

The summarized financial information, according to the associate’s consolidated statements of income converted at the average exchange rate, was as follows:

	2016	2015
Sales	44,512.1	40,582.1
Net earnings	1,604.6	1,139.6
Other comprehensive income	(48.7)	(931.1)
Comprehensive income	1,555.9	208.5

These amounts are the total of the associate’s previous fiscal year second, third and fourth quarters and current fiscal year first quarter.

The reconciliation of the summarized financial information and the carrying amount of the Corporation’s investment in the associate was as follows:

	2016	2015
Net assets of the associate	6,823.7	5,462.5
Corporation’s share of the associate	5.7%	5.7%

	389.0	311.4
Other adjustments	7.5	3.9

Investment in an associate	396.5	315.3

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

11.	FIXED ASSETS

					Buildings under finance leases
				Leasehold
	Land	Buildings	Equipment			Total
				improvements
Cost
Balance as at September 27, 2014	223.0	605.4	1,268.3	625.0	50.7	2,772.4
Acquisitions	5.2	41.3	106.0	67.5	—	220.0
Adjustments following the business acquisitions final purchase price allocation	1.9	(1.1)	7.8	(1.8)	(0.1)	6.7
Disposals and write-offs	(0.4)	(0.7)	(114.5)	(33.7)	—	(149.3)

Balance as at September 26, 2015	229.7	644.9	1,267.6	657.0	50.6	2,849.8
Acquisitions	22.5	43.6	130.6	81.3	—	278.0
Acquisitions through business combinations (note 5)	1.2	4.3	2.9	0.7	—	9.1
Disposals and write-offs	(2.6)	(7.4)	(126.1)	(35.7)	—	(171.8)

Balance as at September 24, 2016	250.8	685.4	1,275.0	703.3	50.6	2,965.1

Accumulated depreciation and impairment
Balance as at September 27, 2014	(0.1)	(151.2)	(827.4)	(363.3)	(24.6)	(1,366.6)
Depreciation	—	(20.5)	(81.7)	(45.5)	(2.4)	(150.1)
Disposals and write-offs	—	0.3	112.6	33.1	—	146.0
Impairment losses	—	—	(4.5)	(4.6)	—	(9.1)
Impairment loss reversals	—	0.1	1.6	1.3	0.2	3.2

Balance as at September 26, 2015	(0.1)	(171.3)	(799.4)	(379.0)	(26.8)	(1,376.6)
Depreciation	—	(18.7)	(85.8)	(48.8)	(3.0)	(156.3)
Disposals and write-offs	—	1.2	123.7	33.7	—	158.6
Impairment losses	—	—	(0.5)	(0.3)	—	(0.8)
Impairment loss reversals	0.1	0.4	1.6	2.7	—	4.8

Balance as at September 24, 2016	—	(188.4)	(760.4)	(391.7)	(29.8)	(1,370.3)

Net carrying value
Balance as at September 26, 2015	229.6	473.6	468.2	278.0	23.8	1,473.2
Balance as at September 24, 2016	250.8	497.0	514.6	311.6	20.8	1,594.8

Impairment losses were on food store assets where cash flows decreased due to local competition. As food stores’ profitability improved, impairment loss reversals were posted on previously impaired food store assets.

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

12. INVESTMENT PROPERTIES

	Cost	Accumulated depreciation	Net carrying value
Balance as at September 27, 2014	38.2	(11.2)	27.0
Adjustments following the business acquisitions final purchase price allocation	(0.2)	—	(0.2)
Disposals and write-offs	(1.1)	0.1	(1.0)
Depreciation	—	(0.1)	(0.1)

Balance as at September 26, 2015 and September 24, 2016	36.9	(11.2)	25.7

The fair value of investment properties was $36.0 as at September 24, 2016 and September 26, 2015. The Corporation categorized the fair value measurement in Level 2, as it is derived from observable market inputs, i.e. recent transactions on these assets or similar assets.

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

13.	INTANGIBLE ASSETS

Intangible assets with finite useful lives were as follows:

	Leasehold rights	Software	Retail network retention premiums	Customer relationships	Total
Cost
Balance as at September 27, 2014	62.9	165.1	226.8	18.7	473.5
Acquisitions	—	6.6	26.5	—	33.1
Adjustments following the business acquisitions final purchase price allocation	—	—	—	9.0	9.0
Disposals and write-offs	(4.3)	(2.9)	(17.7)	(0.3)	(25.2)

Balance as at September 26, 2015	58.6	168.8	235.6	27.4	490.4
Acquisitions	—	18.8	20.7	—	39.5
Disposals and write-offs	(0.2)	(0.2)	(11.3)	—	(11.7)

Balance as at September 24, 2016	58.4	187.4	245.0	27.4	518.2

Accumulated amortization and impairment
Balance as at September 27, 2014	(42.0)	(151.0)	(98.5)	(9.1)	(300.6)
Amortization	(1.9)	(4.2)	(18.0)	(2.7)	(26.8)
Disposals and write-offs	3.8	2.1	13.3	0.3	19.5
Impairment losses (note 11)	(0.8)	—	—	—	(0.8)
Impairment loss reversals (note 11)	1.2	—	—	—	1.2

Balance as at September 26, 2015	(39.7)	(153.1)	(103.2)	(11.5)	(307.5)
Amortization	(1.7)	(4.1)	(18.3)	(2.4)	(26.5)
Disposals and write-offs	0.1	0.2	10.7	—	11.0
Impairment loss reversals (note 11)	0.2	—	—	—	0.2

Balance as at September 24, 2016	(41.1)	(157.0)	(110.8)	(13.9)	(322.8)

Net carrying value
Balance as at September 26, 2015	18.9	15.7	132.4	15.9	182.9
Balance as at September 24, 2016	17.3	30.4	134.2	13.5	195.4

Net additions of intangible assets excluded from the consolidated statement of cash flows amounted to $4.3 in 2016 ($12.9 in 2015).

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

Intangible assets with indefinite useful lives were as follows:

	Banners	Private labels	Loyalty programs	Total
Balance as at September 27, 2014	110.3	39.5	23.5	173.3
Adjustments following the business acquisitions final purchase price allocation	23.0	—	—	23.0

Balance as at September 26, 2015 and September 24, 2016	133.3	39.5	23.5	196.3

Impairment testing of loyalty programs and certain private labels was conducted at the level of the asset itself. The recoverable amount was determined based on its fair value less costs of disposal, which was calculated using the capitalized excess EBIT method. The estimated EBIT directly allocated to the programs and private labels, after deduction of the return on contributory assets, was based on historical data reflecting past experience. For loyalty programs, the earnings multiple used was 7.4 (6.9 in 2015) considering a growth rate of 2.0% (2.0% in 2015) corresponding to the consumer price index. For these private labels, the earnings multiple used was 8.2 (7.5 in 2015) considering a growth rate of 2.0% (2.0% in 2015) corresponding to the consumer price index. The Corporation categorized the fair value measurement in Level 3, as it is derived from unobservable market inputs.

Impairment testing of banners and certain private labels were conducted at the level of the asset itself. The recoverable amount was determined based on its fair value less costs of disposal, which was calculated using the royalty-free licence method. The estimated royalty rate was based on information from external sources and historical data reflecting past experience. For the banners, the earnings multiples used were 8.2 and 13.3 (7.5 and 11.8 in 2015) considering growth rate of 2.0% (2.0% in 2015) corresponding to the consumer price index. For these private labels, the earnings multiple used was 13.3 (12.5 in 2015) considering a growth rate of 2.0% (2.0% in 2015) corresponding to the consumer price index. The Corporation categorized the fair value measurement in Level 3, as it is derived from unobservable market inputs.

No reasonably possible change of any of these assumptions would result in a carrying amount higher than the recoverable amount.

14.	GOODWILL

	2016	2015
Balance – beginning of year	1,931.5	1,946.6
Acquisitions through business combinations (adjustments following the final purchase price allocation) (note 5)	23.9	(15.1)

Balance – end of year	1,955.4	1,931.5

For impairment testing, the carrying amount of goodwill was allocated to the unique operating segment of the Corporation. The recoverable amount was determined based on its value in use, which was calculated using pre-tax cash flow forecasts from the management-approved budgets for the next fiscal year. The forecasts reflected past experience. A pre-tax discount rate of 12.1% (13.5% in 2015) was used and any growth rate was taken into consideration. No reasonably possible change of any of these assumptions would result in a carrying amount higher than the recoverable amount.

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

15.	OTHER ASSETS

	2016	2015
Loans to certain customers, bearing interest at floating rates, repayable in monthly instalments, maturing through 2031	31.4	31.6
Other assets	4.7	4.4

	36.1	36.0
Current portion included in accounts receivable	4.0	3.3

	32.1	32.7

16.	BANK LOANS

As at September 24, 2016 and September 26, 2015, the Corporation’s bank loans were the credit margins of structured entities. The consolidated structured entities have credit margins totaling $8.3 ($7.9 as at September 26, 2015), bearing interest at prime plus 0.5%, unsecured and maturing on various dates through 2017. As at September 24, 2016, $1.4 ($0.9 as at September 26, 2015) had been drawn down under credit margins at an interest rate of 3.2% (3.2% as at September 26, 2015).

17. OFFSETTING

	2016	2015
Accounts payable (gross)	1,076.3	1,051.7
Vendor rebate receivables	(63.5)	(52.3)

Accounts payable (net)	1,012.8	999.4

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

18.	PROVISIONS

	Onerous leases	Restructuring charges	Other	Total
Balance as at September 27, 2014	15.0	4.7	1.0	20.7
Additional provisions	3.5	—	9.5	13.0
Amounts used	(10.5)	(4.7)	(10.5)	(25.7)

Balance as at September 26, 2015	8.0	—	—	8.0

Current provisions	3.7	—	—	3.7
Non-current provisions	4.3	—	—	4.3

Balance as at September 26, 2015	8.0	—	—	8.0

Balance as at September 26, 2015	8.0	—	—	8.0
Additional provisions	0.4	—	—	0.4
Amounts used	(3.0)	—	—	(3.0)

Balance as at September 24, 2016	5.4	—	—	5.4

Current provisions	2.6	—	—	2.6
Non-current provisions	2.8	—	—	2.8

Balance as at September 24, 2016	5.4	—	—	5.4

Onerous leases correspond to leases for premises that are no longer used for the Corporation’s operations. The amount of the provision for these leases equals the discounted present value of the future lease payments less the estimated future sublease income. The estimate may vary with the sublease assumptions. The remaining terms of these leases are from one to 13 years.

The restructuring provision was related to the reorganization of the Ontario store network in fiscal 2014, in which, certain Metro supermarkets were converted into Food Basics discount stores, collective agreements were bought out, early exit packages were offered to some employees and stores were closed.

Other provisions included mainly amounts concerning provincial worker’s compensation plans.

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

19.	DEBT

	2016	2015
Revolving Credit Facility, bearing interest at a weighted average rate of 2.18% (2.63% in 2015), repayable on November 3, 2021 or earlier	184.6	97.5
Series C Notes, bearing interest at a fixed nominal rate of 3.20%, maturing on December 1, 2021 and redeemable at the issuer’s option at fair value at any time prior to maturity	300.0	300.0
Series B Notes, bearing interest at a fixed nominal rate of 5.97%, maturing on October 15, 2035 and redeemable at the issuer’s option at fair value at any time prior to maturity	400.0	400.0
Series D Notes, bearing interest at a fixed nominal rate of 5.03%, maturing on December 1, 2044 and redeemable at the issuer’s option at fair value at any time prior to maturity	300.0	300.0
Loans, maturing on various dates through 2027, bearing interest at an average rate of 2.72% (2.95% in 2015)	39.0	38.0
Obligations under finance leases, bearing interest at an effective rate of 8.3% (8.4% in 2015)	28.9	33.0
Deferred financing costs	(6.0)	(6.9)

	1,246.5	1,161.6
Current portion	15.5	16.5

	1,231.0	1,145.1

The revolving credit facility with a maximum of $600.0 bears interest at rates that fluctuate with changes in bankers’ acceptance rates and is unsecured. As at September 24, 2016, the unused authorized revolving credit facility was $415.4 ($502.5 as at September 26, 2015). Given that the Corporation frequently increases and decreases this credit facility through bankers’ acceptances with a minimum of 30 days and to simplify its presentation, the Corporation found that it is preferable for the understanding of its financing activities to present the consolidated statement of cash flows solely with net annual changes. As at September 24, 2016, the revolving credit facility included loans of $95.0 US (nil as at September 26, 2015). On September 1, 2016, the maturity of the revolving credit facility was extended to November 3, 2021.

The amortization of deferred financing fees and the debt related to the acquisition of intangible assets, excluded from the consolidated statements of cash flows, totalled $5.2 in 2016 ($14.0 in 2015).

Repayments of debt in the upcoming fiscal years will be as follows:

	Facility and loans	Notes	Obligations under finance leases	Total
2017	11.8	—	5.9	17.7
2018	3.0	—	5.4	8.4
2019	2.1	—	4.5	6.6
2020	3.2	—	3.5	6.7
2021	0.8	—	2.1	2.9
2022 and thereafter	202.7	1,000.0	20.0	1,222.7

	223.6	1,000.0	41.4	1,265.0

The minimum payments in respect of the obligations under finance leases included interest amounting to $12.5 on these obligations in 2016 ($14.9 in 2015).

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

20.	OTHER LIABILITIES

	2016	2015
Lease liabilities	8.1	8.5
Other liabilities	4.1	1.6

	12.2	10.1

21.	CAPITAL STOCK

The authorized capital stock of the Corporation was summarized as follows:

•	unlimited number of Common Shares, bearing one voting right per share, participating, without par value;

•	unlimited number of Preferred Shares, non-voting, without par value, issuable in series.

In 2015, the Corporation carried out a 3-for-1 stock split of its Common Shares. All information pertaining to shares have been retroactively restated to reflect the effect of the stock split.

Common Shares issued

The Common Shares issued and the changes during the year were summarized as follows:

	Number (Thousands)
Balance as at September 27, 2014	254,231	599.2
Shares redeemed for cash, excluding premium of $387.9	(12,676)	(30.1)
Stock options exercised	730	9.9

Balance as at September 26, 2015	242,285	579.0
Shares redeemed for cash, excluding premium of $310.9	(8,477)	(20.4)
Stock options exercised	703	12.4

Balance as at September 24, 2016	234,511	571.0

Treasury shares

The treasury shares changes during the year were summarized as follows: s

	Number
	(Thousands)
Balance as at September 27, 2014	761	(15.2)
Acquisition	200	(7.0)
Release	(218)	3.7

Balance as at September 26, 2015	743	(18.5)
Acquisition	165	(7.1)
Release	(243)	5.1

Balance as at September 24, 2016	665	(20.5)

Treasury shares are held in trust for the PSU plan. They will be released into circulation when the PSUs settle. The trust, considered a structured entity, is consolidated in the Corporation’s financial statements.

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

Stock option plan

The Corporation has a stock option plan for certain Corporation employees providing for the grant of options to purchase up to 30,000,000 Common Shares. As at September 24, 2016, a balance of 6,444,996 shares could be issued following the exercise of stock options (7,148,016 as at September 26, 2015). The subscription price of each Common Share under an option granted pursuant to the plan is equal to the market price of the shares on the day prior to option grant date and must be paid in full at the time the option is exercised. While the Board of Directors determines other terms and conditions for the exercise of options, no options may have a term of more than five years from the date the option may initially be exercised, in whole or in part, and the total term may in no circumstances exceed ten years from the option grant date. Options may generally be exercised two years after their grant date and vest at the rate of 20% per year.

The outstanding options and the changes during the year were summarized as follows:

	Number (Thousands)	Weighted average exercise price (Dollars)
Balance as at September 27, 2014	4,125	16.97
Granted	484	35.42
Exercised	(730)	11.15
Cancelled	(41)	23.42

Balance as at September 26, 2015	3,838	20.34
Granted	392	40.40
Exercised	(703)	14.59
Cancelled	(44)	27.35

Balance as at September 24, 2016	3,483	23.67

The information regarding the stock options outstanding and exercisable as at September 24, 2016 was summarized as below :

	Outstanding options			Exercisable options
Range of exercise prices (Dollars)	Number (Thousands)	Weighted average remaining period (Months)	Weighted average exercise price (Dollars)	Number (Thousands)	Weighted average exercise price (Dollars)
14.55 to 17.72	1,287	20.9	16.28	897	15.95
19.47 to 24.69	1,343	47.6	21.84	378	21.63
35.42 to 44.73	853	70.9	37.68	—	—

	3,483	43.4	23.67	1,275	17.64

The weighted average fair value of $ 4.65 per option ($4.32 in 2015) for stock options granted during fiscal 2016 was determined at the time of grant using the Black-Scholes model and the following weighted average assumptions: risk-free interest rate of 0.7% (0.9% in 2015), expected life of 5.3 years (5.3 years in 2015), expected volatility of 15.0% (15.3% in 2015) and expected dividend yield of 1.3% (1.3% in 2015). The expected volatility is based on the historic share price volatility over a period similar to the life of the options.

Compensation expense for these options amounted to $2.2 for fiscal 2016 ($2.2 in 2015).

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

Performance share unit plan

The Corporation has a PSU plan. Under this program, senior executives and other key employees (participants) periodically receive a given number of PSUs which may increase if the Corporation meets certain financial performance indicators. The PSUs entitle the participant to Common Shares of the Corporation, or at the latter’s discretion, the cash equivalent. PSUs vest at the end of a period of three years.

PSUs outstanding and changes during the year were summarized as follows:

Number (Units)
Balance as at September 27, 2014	803
Granted	175
Settled	(229)
Cancelled	(8)

Balance as at September 26, 2015	741
Granted	184
Settled	(247)
Cancelled	(14)

Balance as at September 24, 2016	664

The weighted average fair value of $40.38 per PSU ($33.48 in 2015) for PSUs granted during fiscal 2016 was the stock market valuation of a Common Share of the Corporation at grant date.

The compensation expense comprising all of these PSUs amounted to $6.3 for fiscal 2016 ($5.6 in 2015).

Deferred Share Unit Plan

The Corporation has a DSU plan designed to encourage stock ownership by directors who are not Corporation officers. Under this program, directors who meet the stock ownership guidelines may choose to receive all or part of their compensation in DSUs. DSUs vest when granted. On leaving, a director receives a lump-sum cash payout from the Corporation.

The DSU expense totalled $4.5 for fiscal 2016 ($5.5 in 2015).

As at September 24, 2016, the DSU liability amounted to $14.4 ($14.5 as at September 26, 2015).

22.	DIVIDENDS

In fiscal 2016, the Corporation paid $127.1 in dividends to holders of Common Shares ($111.9 in 2015), or $0.5366667 per share ($0.45 in 2015). On September 26, 2016, the Corporation’s Board of Directors declared a quarterly dividend of $0.14 per Common Share payable November 14, 2016.

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

23.	EMPLOYEE BENEFITS

The Corporation maintains several defined benefit and defined contribution plans for eligible employees, which provide most participants with pension, ancillary retirement benefits, and other long-term employee benefits which in certain cases are based on the number of years of service or final average salary. The defined benefit plans are funded by the Corporation’s contributions, with some plans also funded by participants’ contributions. The Corporation also provides eligible employees and retirees with health care, life insurance and other long-term benefits. Ancillary retirement benefits plans and other long-term employee benefits are not funded and are presented in other plans. Pension committees made up of employer and employee representatives are responsible for all administrative decisions concerning certain plans.

Defined benefit pension plans and ancillary retirement benefit plans expose the Corporation to actuarial risks such as interest-rate risk, longevity risk, investment risk and inflation risk. Consequently, the Corporation’s investment policy prescribes a diversified portfolio whose bond component matches the expected timing and payments of benefits.

The changes in present value of the defined benefit obligation were as follows:

	2016		2015
	Pension plans	Other plans	Pension plans	Other plans
Balance – beginning of year	1,027.3	38.5	981.2	39.6
Participant contributions	6.7	—	5.9	—
Benefits paid	(43.0)	(3.4)	(38.4)	(3.5)
Items in net earnings
Current service cost	37.9	2.0	37.1	2.1
Interest cost	44.2	1.7	42.2	1.7
Past service cost	(0.1)	—	—	0.3
Actuarial gains	—	(0.4)	—	(0.8)

	82.0	3.3	79.3	3.3

Items in comprehensive income
Actuarial losses (gains) from demographic assumptions	—	(1.2)	1.5	(1.0)
Actuarial losses (gains) from financial assumptions	157.6	2.3	(2.3)	0.1
Adjustments due to experience	(1.5)	(0.2)	0.1	—

	156.1	0.9	(0.7)	(0.9)

Balance – end of year	1,229.1	39.3	1,027.3	38.5

The present value of the defined benefit obligation may be reflected as follows:

	2016		2015
(Percentage)	Pension plans	Other plans	Pension plans	Other plans
Active plan participants	63	73	61	74
Deferred plan participants	4	—	4	—
Retirees	33	27	35	26

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

The changes in the fair value of plan assets were as follows:

	2016		2015
	Pension plans	Other plans	Pension plans	Other plans
Fair value – beginning of year	1,001.7	—	949.0	—
Employer contributions	51.0	3.4	41.1	3.5
Participant contributions	6.7	—	5.9	—
Benefits paid	(43.0)	(3.4)	(38.4)	(3.5)
Items in net earnings
Interest income	42.5	—	40.0	—
Administration costs	(1.5)	—	(1.7)	—

	41.0	—	38.3	—

Items in comprehensive income
Return on plan assets, excluding the amounts included in interest income	66.3	—	5.8	—

Fair value – end of year	1,123.7	—	1,001.7	—

The changes in the asset ceiling and the minimum funding requirement for pension plans were as follows:

	2016		2015
	Asset ceiling	Minimum funding requirement	Asset ceiling	Minimum funding requirement
Balance—beginning of year	(6.7)	(1.2)	(11.4)	—
Interests	(0.2)	(0.1)	(0.4)	—
Change in defined benefit assets	(0.9)	—	5.1	—
Change in defined benefit liabilities	—	0.6	—	(1.2)

Balance—end of year	(7.8)	(0.7)	(6.7)	(1.2)

The value of the economic benefit that determined the asset ceiling represents the present value of future contribution holidays, and the minimum funding requirement represents the present value of required contributions under the law, which do not result, once made, in an economic benefit for the Corporation.

The changes in the defined benefit plans’ funding status were as follows:

	2016		2015
	Pension plans	Other plans	Pension plans	Other plans
Balance of defined benefit obligation – end of year	(1,229.1)	(39.3)	(1,027.3)	(38.5)
Fair value of plan assets – end of year	1,123.7	—	1,001.7	—

Funding position	(105.4)	(39.3)	(25.6)	(38.5)
Asset ceiling effect	(7.8)	—	(6.7)	—
Minimum funding requirement	(0.7)	—	(1.2)	—

	(113.9)	(39.3)	(33.5)	(38.5)

Defined benefit assets	7.5	—	25.9	—
Defined benefit liabilities	(121.4)	(39.3)	(59.4)	(38.5)

	(113.9)	(39.3)	(33.5)	(38.5)

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

The defined contribution and defined benefit plans expense recorded in net earnings was as follows:

	2016		2015
	Pension plans	Other plans	Pension plans	Other plans
Defined contribution plans, including multi-employer plans	36.3	0.6	28.7	0.6
Defined benefit plans
Current service cost	37.9	2.0	37.1	2.1
Past service cost	(0.1)	—	—	0.3
Actuarial gains	—	(0.4)	—	(0.8)

Administration costs	1.5	—	1.7	—

	39.3	1.6	38.8	1.6

Employee benefits expense	75.6	2.2	67.5	2.2

Interest on obligations, asset ceiling effect and minimum funding requirement net of plans assets, presented in financing costs	2.0	1.7	2.6	1.7

Net total expense	77.6	3.9	70.1	3.9

The remeasurements recognized as other comprehensive income were as follows:

	2016		2015
	Pension plans	Other plans	Pension plans	Other plans
Actuarial losses (gains) on obligations incurred	156.1	0.9	(0.7)	(0.9)
Return on plan assets	(66.3)	—	(5.8)	—
Change in the effect of the asset ceiling	0.9	—	(5.1)	—
Change in the minimum funding requirement	(0.6)	—	1.2	—

	90.1	0.9	(10.4)	(0.9)

Total cash payments for employee benefits, consisting of cash contributed by the Corporation to its funded pension plans and cash payments directly to beneficiaries for its unfunded other benefit plans, amounted to $54.4 in 2016 ($44.6 in 2015). The Corporation plans to contribute $47.7 to the defined benefit plans during the next fiscal year and $29.5 to multi-employer plans.

Weighted average duration of defined benefit obligations was 15.5 years as at September 24, 2016 (15.7 years as at September 26, 2015).

The most recent actuarial valuations for funding purposes in respect of the Corporation’s pension plans were performed on various dates between December 2014 and September 2016. The next valuations will be performed between December 2016 and December 2017.

Plan assets, primarily based on quoted market prices in an active market, held in trust and their weighted average allocation as at the measurement dates were as follows:

Asset categories (Percentage)	2016	2015
Shares in Canadian corporations	24	26
Shares in foreign corporations	29	26
Government and corporation bonds	40	40
Others	7	8

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

Pension plan assets included shares issued by the Corporation with a fair value of $5.0 as at September 24, 2016 ($5.9 as at September 26, 2015).

The principal actuarial assumptions used in determining the defined benefit obligation and service costs were the following:

	2016		2015
(Percentage)	Pension plans	Other plans	Pension plans	Other plans
Discount rate on defined benefit obligation	3.35	3.35	4.20	4.20
Discount rate on service costs	4.35	4.35	4.20	4.20
Rate of compensation increase	3.0	3.0	3.0	3.0
Mortality table	CPM2014Priv	CPM2014Priv	CPM2014Priv	CPM2014Priv

To determine the most suitable discount rate, management considers the interest rates for high-quality bonds issued by entities operating in Canada with cash flows that match the timing and amount of expected benefit payments. The mortality rate is based on available mortality tables. Projected inflation rates are taken into account in establishing future wage and pension increases.

A 1% change in the discount rate, taking into consideration any modifications to other assumptions, would have the following effects:

	Pension plans		Other plans
(en millions de dollars)	1% increase	1% decrease	1% increase	1% decrease
Effect on defined benefit obligation	(183.1)	221.3	(3.4)	4.1

The assumed annual health care cost trend rate per participant was set at 5.8% (5.9% in 2015). Under the assumption used, this rate should gradually decline to 4.5% in 2034 and remain at that level thereafter. A 1% change in this rate would have the following effects:

(Millions of dollars)	1% increase	1% decrease
Effect on defined benefit obligation	2.1	(1.8)

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

24.	COMMITMENTS

Operating leases

The Corporation has operating lease commitments, with varying terms through 2037 and one to 14 five-year renewal options, to lease premises and equipment used for business purposes. The Corporation does not have an option to purchase the leased assets when the leases expire, but it has the right of first refusal in certain cases. Future minimum lease payments under these operating leases will be as follows:

	2016	2015
Under 1 year	182.5	178.5
Between 1 and 5 years	543.8	547.8
Over 5 years	495.9	489.5

	1,222.2	1,215.8

In addition, the Corporation has committed to leases for premises, with varying terms through 2035 and one to 17 five-year lease renewal options, which it sublets to clients generally under the same terms and conditions. Future minimum lease payments under these operating leases will be as follows:

	2016	2015
Under 1 year	44.4	42.9
Between 1 and 5 years	149.7	148.1
Over 5 years	196.8	199.4

	390.9	390.4

Finance leases

The Corporation has finance lease commitments, with varying terms through 2036 and three to seven five-year renewal options, to lease premises used for business purposes. The Corporation does not have an option to purchase the leased assets when the leases expire. Future minimum lease payments under these finance leases and the present value of net minimum lease payments will be as follows:

	Minimum lease payments		Present value of minimum lease payments
	2016	2015	2016	2015
Under 1 year	5.9	6.5	3.7	4.0
Between 1 and 5 years	15.5	19.3	10.5	13.0
Over 5 years	20.0	22.1	14.7	16.0

Minimum lease payments	41.4	47.9	28.9	33.0
Future finance costs	(12.5)	(14.9)	—	—

Present value of minimum lease payments	28.9	33.0	28.9	33.0

Service contracts

The Corporation has service contract commitments essentially for transportation and IT, with varying terms through 2020 and no renewal option. Future minimum payments under these service contracts will be as follows:

	2016	2015
Under 1 year	73.3	68.4
Between 1 and 5 years	152.3	210.1

	225.6	278.5

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

25.	CONTINGENCIES

Guarantees

For certain customers with established business relationships, the Corporation is contingently liable as guarantor in connection with lease agreements with varying terms through 2026 for which the average annual minimum lease payments for the next five years will be $ 0.2 ($0.3 in 2015). The maximum contingent liability under these guarantees as at September 24, 2016 was $1.6 ($2.1 as at September 26, 2015). In addition, the Corporation has guaranteed loans granted to certain customers by financial institutions, with varying terms through 2028. The balance of these loans amounted to $27.5 as at September 24, 2016 ($27.2 as at September 26, 2015). No liability has been recorded in respect of these guarantees for the years ended September 24, 2016 and September 26, 2015.

Claims

In the normal course of business, various proceedings and claims are instituted against the Corporation. The Corporation contests the validity of these claims and proceedings and management believes that any forthcoming settlement in respect of these claims will not have a material effect on the Corporation’s financial position or on consolidated earnings.

26.	RELATED PARTY TRANSACTIONS

The Corporation has significant interest in the following subsidiaries, joint venture and associate:

Names	Country of incorporation	Percentage of interest in the capital	Percentage of voting rights
Subsidiaries
Metro Richelieu Inc.	Canada	100.0	100.0
McMahon Distributeur pharmaceutique Inc.	Canada	100.0	100.0
Metro Ontario Inc.	Canada	100.0	100.0
Metro Québec Immobilier Inc.	Canada	100.0	100.0
Metro Ontario Real Estate Limited	Canada	100.0	100.0
Metro Ontario Pharmacies Limited	Canada	100.0	100.0
Groupe Adonis Inc.	Canada	55.0	55.0
Groupe Phoenicia Inc.	Canada	55.0	55.0
Groupe Première Moisson Inc.	Canada	75.0	75.0
Joint venture
Dunnhumby Canada Limitée	Canada	50.0	50.0
Associate
Alimentation Couche-Tard Inc.	Canada	5.7	17.0

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

In the normal course of business, the following transactions have been entered into with related parties:

	2016		2015
	Sales	Services received	Sales	Services received
Joint venture	—	9.8	—	10.4
Companies controlled by a member of the Board of Directors	30.3	—	30.0	—

	30.3	9.8	30.0	10.4

	2016		2015
	Account receivables	Account payables	Account receivables	Account payables
Joint venture	—	(1.8)	1.0	(0.7)
Companies controlled by a member of the Board of Directors	0.9	—	0.9	—

	0.9	(1.8)	1.9	(0.7)

Compensation for the principal officers and directors was as follows:

	2016	2015
Compensation and current benefits	6.1	6.6
Post-employment benefits	0.7	0.8
Share-based payment	4.3	4.0

	11.1	11.4

27.	MANAGEMENT OF CAPITAL

The Corporation aims to maintain a capital level that enables it to meet several objectives, namely:

•	Striving for a percentage of non-current debt to total combined non-current debt and equity (non-current debt/total capital ratio) of less than 50%.

•	Maintaining an adequate credit rating to obtain an investment grade rating for its term notes.

•	Paying total annual dividends representing a range of 20% to 30% of the prior fiscal year’s net earnings, excluding non recurring items, with a target of 25%.

In its capital structure, the Corporation considers its stock option and PSU plans for key employees and officers. In addition, the Corporation’s stock redemption plan is one of the tools it uses to achieve its objectives.

The Corporation is not subject to any capital requirements imposed by a regulator.

The Corporation’s fiscal 2016 annual results regarding its capital management objectives were as follows:

•	a non-current debt/total capital ratio of 31.4% (30.1% as at September 26, 2015);

•	a BBB credit rating confirmed by S&P and DBRS (same rating in 2015);

•	a dividend representing 24.3% of net earnings, excluding non recurring items, for the previous fiscal year (24.3% in 2015).

The capital management objectives remain the same as for the previous fiscal year.

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

28.	FINANCIAL INSTRUMENTS

FAIR VALUE

The financial instruments’ book and fair values were as follows:

	2016		2015
	Book value	Fair value	Book value	Fair value
Other assets
Loans and receivables
Loans to certain customers (note 15)	31.4	31.4	31.6	31.6

Non-controlling interests
Financial liability held for trading	244.8	244.8	221.3	221.3

Debt (note 19)
Other financial liabilities
Revolving Credit Facility	184.6	184.6	97.5	97.5
Series C Notes	300.0	317.9	300.0	307.6
Series B Notes	400.0	494.2	400.0	453.1
Series D Notes	300.0	343.4	300.0	303.2
Loans	39.0	39.0	38.0	38.0

	1,223.6	1,379.1	1,135.5	1,199.4

The fair value of loans to certain customers, revolving credit facility and loans payable is equivalent to their carrying value since their interest rates are comparable to market rates. The Corporation categorized the fair value measurement in Level 2, as it is derived from observable market inputs.

The fair value of notes represents the obligations that the Corporation would have to meet in the event of the negotiation of similar notes under current market conditions. The Corporation categorized the fair value measurement in Level 2, as it is derived from observable market inputs.

The fair value of the non-controlling interest-related liability is equivalent to the estimated price to be paid which is based mainly on the discounted value of the projected future earnings of Adonis, Phoenicia and Première Moisson as of the date the options will become exercisable. The Corporation categorized the fair value measurement in Level 3, as it is derived from data that is not observable. The projected future earnings of these entities are measured again at each period using a strategic development plan with a weighted annual growth rate of 7.1% as at September 24, 2016 (8.6% as at September 26, 2015). A 1% increase in these earnings would result in a $2.1 increase in the fair value of the non-controlling interest-related liability.

The changes of the non-controlling interest-related liability were as follows:

	2016	2015
Balance – beginning of year	221.3	192.2
Change in fair value	23.5	29.1

Balance – end of year	244.8	221.3

INTEREST RATE RISK

In the normal course of business, the Corporation is exposed primarily to interest rate fluctuations risk as a result of loans and receivables that it grants, as well as revolving credit facility and loans payable that it contracts at variable interest rates.

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

The Corporation keeps a close watch on interest rate fluctuations and, if warranted, uses derivative financial instruments such as interest rate swap contracts. As at September 24, 2016 and September 26, 2015, there were no outstanding interest rate swap contracts.

CREDIT RISK

Loans and receivables / Guarantees

The Corporation sells products to consumers and merchants in Canada. When it sells products, it gives merchants credit. In addition, to help certain merchants finance business acquisitions, the Corporation grants them long-term loans or guarantees loans obtained by them from financial institutions. Hence, the Corporation is subject to credit risk.

To mitigate such risk, the Corporation performs ongoing credit evaluations of its customers and has adopted a credit policy that defines the credit conditions to be met and the required guarantees. As at September 24, 2016 and September 26, 2015, no customer accounted for over 10% of total loans and receivables.

To cover its credit risk, the Corporation holds guarantees over its clients’ assets in the form of deposits, movable hypothecs on the Corporation stock and/or second hypothecs on their inventories, movable property, intangible assets and receivables.

In recent years, the Corporation has not suffered any material losses related to credit risk.

As at September 24, 2016, the maximum potential liability under guarantees provided amounted to $27.5 ($27.2 as at September 26, 2015) and no liability had been recognized as at that date.

Financial assets at fair value through net earnings

With regard to its financial assets at fair value through net earnings, consisting of foreign exchange forward contracts and cross currency interest rate swaps, the Corporation is subject to credit risk when these contracts result in receivables from financial institutions.

In accordance with its risk management policy, the Corporation entered into these agreements with major Canadian financial institutions to reduce its credit risk.

As at September 24, 2016, the maximum exposure to credit risk for the foreign exchange forward contracts and cross currency interest rate swaps was equal to their carrying amount. As at September 26, 2015, the Corporation was not exposed to credit risk in respect of its foreign exchange forward contracts, as they resulted in amounts payable.

LIQUIDITY RISK

The Corporation is exposed to liquidity risk primarily as a result of its debt, non-controlling interest-related liability and trade accounts payable.

The Corporation regularly assesses its cash position and feels that its cash flows from operating activities are sufficient to fully cover its cash requirements as regards its financing activities. Its revolving credit facility and its Series C, B and D Notes mature only in 2021, 2035 and 2044, respectively. The Corporation also has an unused authorized balance of $415.4 on its revolving credit facility.

	Undiscounted cash flows (capital and interest)
	Accounts payable	Facility and loans	Notes	Finance lease commitments	Non- controlling interests	Total
Maturing under 1 year	1,012.8	16.7	48.6	5.9	—	1,084.0
Maturing in 1 to 10 years	—	215.6	690.7	24.5	244.8	1,175.6
Maturing in 11 to 20 years	—	2.5	765.8	11.0	—	779.3
Maturing over 20 years	—	15.8	423.2	—	—	439.0

	1,012.8	250.6	1,928.3	41.4	244.8	3,477.9

Notes to consolidated financial statements

September 24, 2016 and September 26, 2015

(Millions of dollars, unless otherwise indicated)

FOREIGN EXCHANGE RISK

Given that some of its purchases are denominated in foreign currencies and that it has, depending on market conditions, US borrowings on its revolving credit facility, the Corporation is exposed to foreign exchange risk.

In accordance with its risk management policy, the Corporation uses derivative financial instruments, consisting of foreign exchange forward contracts and cross currency interest rate swaps, to hedge against the effect of foreign exchange rate fluctuations on its future foreign-denominated purchases of goods and services and on its US borrowings. As at September 24, 2016 and September 26, 2015, the fair value of foreign exchange forward contracts and cross currency interest rate swaps were insignificant.

29.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements of fiscal year ended September 24, 2016 (including comparative figures) were approved for issue by the Board of Directors on November 15, 2016.